UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Palm, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
696643105

(CUSIP Number)
Fred Anderson
Elevation Partners, L.P.
2800 Sand Hill Road, Suite 160
Menlo Park, CA 94025
(650) 687-6700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 22, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Elevation Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,794,252

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	67,794,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.8%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	PN

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Elevation Associates, L.P. I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,794,252*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,794,252*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

PN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Elevation Associates, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		67,794,252*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		67,794,252*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,794,252*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.8%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Elevation Employee Side Fund, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,860

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,860

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,860

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

	OO

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Elevation Management, LLC I.R.S. Identification Nos. of above persons (entities only): Not Required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		23,860*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,860*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,860*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

less than 0.1%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

OO
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Fred Anderson I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Marc Bodnick I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Paul Hewson I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ireland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Roger McNamee I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		133,544**

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		133,544**

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,951,656*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership of 67,818,112 of such shares as described under Item 5.
** The Reporting Person and Ann K. McNamee hold these shares as trustees of the McNamee Trust U/T/A/D 3/27/1996.

CUSIP No.	696643105

1	NAMES OF REPORTING PERSONS. Bret Pearlman I.R.S. Identification Nos. of above persons (entities only): Not Applicable.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		67,818,112*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

67,818,112*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

67,818,112*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.9%

14	TYPE OF REPORTING PERSONS (SEE INSTRUCTIONS)

IN
* The Reporting Person disclaims beneficial ownership as described under Item 5.

          This Amendment No. 6 supplements and amends Items 3, 4, 5 and 7 of the statement on Schedule 13D filed on November 5, 2007 (as amended, the “Schedule 13D”), as amended by Amendment No. 1 filed on December 23, 2008, Amendment No. 2 filed on January 12, 2009, Amendment No. 3 filed on March 10, 2009, Amendment No. 4 filed on March 17, 2009 (“Amendment No. 4”) and Amendment No. 5 filed on September 17, 2009 (“Amendment No. 5”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
          Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following new paragraph:
          The aggregate funds to be used by Elevation and Side Fund in connection with the purchase of the Common Stock in the September Public Offering (as defined in Item 4) is $34,999,997.50. These funds were provided from general funds available to the Reporting Persons, including capital contributions from their investors. The aggregate funds to be used by Mr. McNamee in connection with the purchase of the Common Stock in the September Public Offering is $2,000,001.25. The funds are personal funds available to the Reporting Person.
Item 4. Purpose of Transaction
          Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the three paragraphs in Amendment No. 4 and replacing them with the following three paragraphs:
Registration Rights Agreement
          In connection with the Series C Closing, the Purchasers entered into an amendment and restatement of the Original Registration Rights Agreement with the Issuer, dated as of January 9, 2009 (the “Amended Registration Rights Agreement”), to reflect Purchasers’ acquisition of the Series C Preferred Stock and Warrants and the Common Stock issuable upon conversion or exercise thereof (as applicable) and to treat such Common Stock as registrable securities thereunder. On March 17, 2009, the Issuer entered into Amendment No. 1 to Amended Registration Rights Agreement (the “Amendment to Registration Rights Agreement”) with Elevation and Side Fund to treat Common Stock acquired by Elevation and Side Fund in the Public Offering as registrable securities under the Amended Registration Rights Agreement, and on September 22, 2009, the Issuer entered into Amendment No. 2 to Amended Registration Rights Agreement (the “Second Amendment to Registration Rights Agreement”) with Elevation and Side Fund to treat Common Stock acquired by Elevation and Side Fund in the September Public Offering as registrable securities under the Amended Registration Rights Agreement.
          Under the Amended Registration Rights Agreement, as amended, the Purchasers have certain demand registration rights, including pursuant to a shelf registration, and piggyback registration rights to cause the Issuer to register under the Securities Act the sale of Common Stock held by the Purchasers, including shares of Common Stock for which the shares of Series B Preferred Stock and Series C Preferred Stock are convertible and for which the Warrants are exercisable.

          The description of the terms and conditions of the Series B Purchase Agreement, Securities Purchase Agreement, Amended Series B Certificate of Designation, Series C Certificate of Designation, Warrants, Amended Stockholders Agreement, Amended Registration Rights Agreement, Amendment to Registration Rights Agreement and Second Amendment to Registration Right Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Series B Purchase Agreement attached hereto as Exhibit 3, the Securities Purchase Agreement attached hereto as Exhibit 7, the Amended Series B Certificate of Designation attached hereto as Exhibit 8, the Series C Certificate of Designation attached hereto as Exhibit 9, the form of Warrant attached hereto as Exhibit 10, the Amended Stockholders Agreement attached hereto as Exhibit 11, the Amended Registration Rights Agreement attached hereto as Exhibit 12, the Amendment to Registration Rights Agreement attached hereto as Exhibit 16, and the Second Amendment to Registration Right Agreement attached hereto as Exhibit 21, each of which is incorporated by reference.
          Item 4 of the Schedule 13D is hereby further amended and supplemented by deleting the last paragraph in Amendment No. 5 and replacing it with the following:
          On September 22, 2009, at the Issuer’s request, the underwriters to the September Public Offering notified Elevation and Side Fund that they were reserving an aggregate of 2,153,846 shares of Common Stock at the offering price for an aggregate of $35 million for Elevation and Side Fund, and notified Mr. McNamee that that they were reserving 123,077 shares of Common Stock at the offering price for an aggregate of $2 million for Mr. McNamee. Mr. Anderson decided not to purchase shares of Common Stock in the September Public Offering.
          Further, on September 22, 2009, Elevation and Side Fund delivered a waiver (the “September Waiver”) to Palm pursuant to which Elevation and Side Fund waived (i) their registration rights provided in Section 2.1 of the Registration Rights Agreement with respect to the September Public Offering and (ii) their rights provided in Amended Stockholders Agreement to purchase more than an aggregate of 2,153,846 shares of Common Stock in the September Public Offering.
          The description of the terms and conditions of the September Lock-Up Agreements and the September Waiver set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements attached hereto as Exhibits 17, 18, 19 and 20 and the September Waiver attached hereto as Exhibit 22, each of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first five paragraphs and replacing them with the following:
          (a), (b) The following disclosure assumes that there are 142,329,477 shares of Common Stock outstanding as of August 28, 2009, which figure is based on the Issuer’s Quarterly Report filed on September 17, 2009.
          Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after giving effect to the purchase of Common Stock in the September Public Offering, Elevation may be deemed to beneficially own 67,794,252 shares of Common Stock, including 57,477,552 shares of Common Stock that are subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and the Series C Preferred Stock, which would, assuming 162,329,477 shares of Common Stock outstanding (after giving effect to the Issuer’s sale of 20,000,000 shares of Common Stock to the underwriters for the September Public Offering (the “September Underwriters”) pursuant to the Underwriting Agreement among the Issuer and the September Underwriters (the “Issuer’s September Offering”)), constitute approximately 30.8% of the Common Stock outstanding upon such exercise and conversion (or approximately 30.4% of the Common Stock outstanding upon such exercise and conversion if the September Underwriters were to exercise in full their option to acquire an additional 3,000,000 shares of Common Stock from the Issuer to cover over-allotments (the “Over-Allotment Option”)).

          Pursuant to Rule 13d-3 under the Exchange Act, after giving effect to the purchase of Common Stock in the September Public Offering, Side Fund may be deemed to beneficially own 23,860 shares of Common Stock, including 20,048 shares of Common Stock that are subject to issuance upon exercise of the Warrants and conversion of the Series B Preferred Stock and the Series C Preferred Stock, which would, assuming 162,329,477 shares of Common Stock outstanding (after giving effect to the Issuer’s September Offering), whether or not the Over-Allotment Option is exercised by the September Underwriters, constitute less than 0.1% of the Common Stock outstanding upon such exercise and conversion.
           Pursuant to Rule 13d-3 under the Exchange Act, after giving effect to the purchase of Common Stock in the September Public Offering, Mr. McNamee may be deemed to beneficially own 133,544 shares of Common Stock, which are beneficially owned through a trust, which would, assuming 162,329,477 shares of Common Stock outstanding (after giving effect to the Issuer’s September Offering), whether or not the Over-Allotment Option is exercised by the September Underwriters, constitute 0.1% of the Common Stock outstanding.
           As of the date of filing of this Schedule 13D none of the other Reporting Persons beneficially owned any other shares of Common Stock.
Item 7. Material to Be Filed as Exhibits
          Item 7 of the Schedule 13D is hereby amended and supplemented by adding an additional exhibit as follows:
21.	Amendment No. 2 to Amended and Restated Registration Rights Agreement, dated September 22, 2009, among Palm, Inc., Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (filed herewith).

22.	Waiver to Palm, Inc., dated September 22, 2009, executed by Elevation Partners, L.P. and Elevation Employee Side Fund, LLC (filed herewith).

Signatures
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 23, 2009

ELEVATION PARTNERS, L.P.

By:	Elevation Associates, L.P.,
as General Partner

By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Fred Anderson

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, L.P.

By:	Elevation Associates, LLC,
as General Partner

By:	/s/ Fred Anderson

Name: Fred Anderson
Title: Manager

ELEVATION ASSOCIATES, LLC

By:	/s/ Fred Anderson

Name: Fred Anderson
Title: Manager

ELEVATION EMPLOYEE SIDE FUND, LLC

By:	Elevation Management, LLC,
as Managing Member

By:	/s/ Fred Anderson

Name: Fred Anderson
Title: Manager

ELEVATION MANAGEMENT, LLC

By: *

Name: Fred Anderson
Title: Manager

*

Fred Anderson

*

Marc Bodnick

*

Paul Hewson

*

Roger McNamee

*

Bret Pearlman

* /s/ Tracy Hogan

Attorney-in-fact for Reporting Persons pursuant to Power of Attorney